SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

August 31 , 2009

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mail Stop 20549-4561

Washington, DC 20549

Fax 703-813-6981

Re:

SOEFL Inc. (the "Company")

File No. 333-158153

Dear Mr. Dougherty:

Sorry for my delay, I have been travelling.

On August 13, 2009, we received a verbal comment from your office that the financials filed with the Company's Form S-1 Registration Statement had expired. We will therefore be filing a Form S-1 Amendment No. 4.

On August 5, 2009, we requested the acceleration of the effective date of the Registration Statement to 9:30 a.m. (EST) Thursday, August 6, 2009. We withdraw that request for acceleration of the effective date of the Registration Statement.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President